Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results for the Three and Nine Months Ended September 30, 2017

HAMILTON, Bermuda, Nov. 1, 2017 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three and nine months ended September 30, 2017.

Highlights

  Reported a net loss of $4.6 million for the three months ended September 30, 2017, or $0.14 basic and diluted loss per share, as compared to a net loss of $4.8 million, or $0.14 basic and diluted loss per share, for the three months ended September 30, 2016. The Company reported EBITDA (see Non-GAAP Measures section below) of $10.1 million for the three months ended September 30, 2017, as compared to $7.2 million for the three months ended September 30, 2016.
  Agreed to acquire a 47,500 Dwt 2008 Japanese-built product tanker. The acquisition is subject to completion of financing under a lease arrangement on terms acceptable to Ardmore and if successful, the vessel is expected to deliver to Ardmore in December 2017 or January 2018.
  Completed a $15 million revolving credit facility in October, further enhancing our financial flexibility.
  Spot and pool MR tankers earned an average of $12,970 per day and Eco-Design chemical tankers earned an average of $10,768 per day.
  Maintaining our dividend policy of paying out 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the third quarter 2017.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"Short-term oil market dynamics continue to dominate the product tanker market; while this has been a significant negative for some time, we believe this is shifting to the positive with the impact of Hurricane Harvey abating and global oil inventories heading toward normal levels after an extended period of destocking. As a consequence, we believe the product tanker market is poised for a seasonal rebound this winter.

Beyond these near-term factors, underlying fundamentals are positive: global oil demand growth is strong and export-oriented refinery capacity is increasing to meet this demand. On the back of this, MR tonne mile demand growth is set to continue at about 5%, while supply growth is estimated to be 1.8% for 2017 and only 1.1% for 2018, which should rapidly tighten the MR supply-demand balance. In addition, shipyards and shipowners continue to be capital constrained and, as a consequence, we don't anticipate any major ordering activity until a recovery is well underway.

Meanwhile, our focus continues to be on operating performance and cost efficiency. We are pleased to announce the acquisition of a high-quality Japanese MR built 2008; while this is just a single-ship acquisition, together with attractive lease financing, the transaction will provide a meaningful boost to earnings and cashflow and highlights our disciplined approach to growth and capital allocation.

We believe that a shift of short-term oil market dynamics, coupled with underlying strong demand growth and declining supply growth, is setting the stage for a seasonal rebound in the MR market. Ardmore's strong balance sheet, modern fleet, and industry-leading cost structure put us in a very strong position to take advantage of a cyclical charter market recovery and to generate highly attractive returns and value for our shareholders."

Summary of Recent and Third Quarter 2017 Events

Fleet

Fleet Operations and Employment

The Company has 27 vessels currently in operation, comprising 21 Eco MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the third quarter of 2017, the Company had 21 Eco MR tankers trading in the spot market or in pools. The 21 spot or pool trading MR tankers, comprising 15 Eco-Design and six Eco-Mod, earned an average of $12,970 per day in the quarter. Overall for the quarter, our 15 Eco-Design MR tankers earned $12,938 per day, and our six Eco-Mod MR tankers earned $12,534 per day.

In the fourth quarter of 2017, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market or in pools. As of November 1, 2017, the Company has fixed approximately 35% of its total MR spot and pool revenue days for the fourth quarter 2017 at approximately $12,500 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the third quarter of 2017, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading spot or in pools. During the third quarter of 2017, across all employment types, the Company's six Eco-Design product / chemical vessels earned an average daily rate of $10,768 per day in the quarter.

In the fourth quarter of 2017, the Company expects to have all of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market or in pools. As of November 1, 2017, the Company has fixed approximately 35% of its Eco-Design IMO 2 product / chemical tankers spot and pool revenue days for the fourth quarter 2017 at approximately $12,000 per day.

Drydocking

The Company had 12 drydock days in the third quarter of 2017. Ardmore expects approximately 20 scheduled drydock days in the fourth quarter of 2017.

Dividend

Based on the Company's policy of paying out dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended September 30, 2017, in which the Company experienced a loss from continuing operations of $4.6 million. The Company did not pay out dividends for the quarter ended September 30, 2016. The Company paid out $0.27 per share for the full year 2016. The Company's Board of Directors reaffirmed its intention to maintain a policy of paying out dividends equal to 60% of earnings from continuing operations moving forward. Earnings from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended September 30, 2017 and 2016

The Company reported a net loss of $4.6 million, or $0.14 basic and diluted loss per share, for the three months ended September 30, 2017, as compared to a net loss of $4.8 million, or $0.14 basic and diluted loss per share, for the three months ended September 30, 2016. For the three months ended September 30, 2017, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $10.1 million, an increase of $2.9 million from $7.2 million for the three months ended September 30, 2016.

Results for the Nine Months Ended September 30, 2017 and 2016

The Company reported a net loss of $8.7 million, or $0.26 basic and diluted loss per share, for the nine months ended September 30, 2017, as compared to a net income of $7.4 million, or $0.26 basic and diluted earnings per share, for the nine months ended September 30, 2016. For the nine months ended September 30, 2017, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $34.7 million, a decrease of $8.6 million from $43.3 million for the nine months ended September 30, 2016.

Management's Discussion and Analysis of Financial Results for the Three Months Ended September 30, 2017 and 2016

Revenue. Revenue for the three months ended September 30, 2017 was $48.7 million, an increase of $10.7 million from $38.0 million for the three months ended September 30, 2016.

The average number of owned vessels increased to 27.0 for the three months ended September 30, 2017, from 22.7 for the three months ended September 30, 2016, resulting in revenue days of 2,467 for the three months ended September 30, 2017, as compared to 2,046 for the three months ended September 30, 2016.

We had 19 and 16 vessels employed directly in the spot market as at September 30, 2017 and September 30, 2016, respectively. For spot chartering arrangements, we had 1,731 revenue days for the three months ended September 30, 2017, as compared to 1,016 for the three months ended September 30, 2016. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $15.8 million, while movements in spot rates resulted in an increase in revenue of $0.9 million.

We had eight and 11 vessels employed under time charter and pool arrangements as at September 30, 2017 and September 30, 2016, respectively. Revenue days derived from time charter and pool arrangements were 736 for the three months ended September 30, 2017, as compared to 1,030 for the three months ended September 30, 2016. The decrease in revenue days in time charter and pool arrangements resulted in a decrease in revenue of $4.5 million, while a decrease in pool earnings for the quarter ended September 30, 2017 resulted in a decrease in revenue of $1.5 million.

In direct spot employment, all voyage expenses are borne by Ardmore as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $18.3 million for the three months ended September 30, 2017, an increase of $8.3 million from $10.0 million for the three months ended September 30, 2016. Commissions and voyage related costs increased due to the increased number of revenue days for the three months ended September 30, 2017, and in particular, the increased number of revenue days derived from spot charter arrangements for which we typically are responsible for all voyage expenses as opposed to the charterer. Revenue days increased to 2,467 for the three months ended September 30, 2017, as compared to 2,046 for the three months ended September 30, 2016. For spot chartering arrangements, we had 1,731 revenue days for the three months ended September 30, 2017, as compared to 1,016 for the three months ended September 30, 2016.

TCE Rate. The average TCE rate for our fleet was $12,376 per day for the three months ended September 30, 2017, a decrease of $1,513 per day from $13,889 per day for the three months ended September 30, 2016. The decrease in average TCE rate was the result of lower average time charter and spot rates for the three months ended September 30, 2017.

Vessel Operating Expenses. Vessel operating expenses were $16.3 million for the three months ended September 30, 2017, an increase of $2.6 million from $13.7 million for the three months ended September 30, 2016. This increase is primarily due to an increase in the number of vessels in operation for the three months ended September 30, 2017. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,538 for the three months ended September 30, 2017, as compared to $6,541 for the three months ended September 30, 2016.

Depreciation. Depreciation expense for the three months ended September 30, 2017 was $8.6 million, an increase of $1.3 million from $7.3 million for the three months ended September 30, 2016. The increase is primarily due to an increase in the average number of owned vessels to 27.0 for the three months ended September 30, 2017, from 22.7 for the three months ended September 30, 2016.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended September 30, 2017 was $0.8 million, consistent with $0.8 million for the three months ended September 30, 2016. The capitalized costs of drydockings for a given vessel are depreciated on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2017 were $3.2 million, a decrease of $0.4 million from $3.6 million for the three months ended September 30, 2016. This decrease reflects a reduction in stock-based compensation expense in the three months ended September 30, 2017 compared to the three months ended September 30, 2016.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2017 were $0.7 million, an increase of $0.2 million from $0.5 million for the three months ended September 30, 2016. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices, and an increased headcount in the commercial and chartering departments for the three months ended September 30, 2017.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest. Interest expense and finance costs for the three months ended September 30, 2017 were $5.4 million, as compared to $3.9 million for the three months ended September 30, 2016. Cash interest expense increased by $1.5 million to $4.8 million for the three months ended September 30, 2017, from $3.3 million for the three months ended September 30, 2016. This increase in cash interest expense is attributable to an increased average LIBOR during the three months ended September 30, 2017 compared to the three months ended September 30, 2016 as well as a change in debt structure due to the new capital leases. Amortization of deferred financing charges for the three months ended September 30, 2017 was $0.6 million, as compared to $0.6 million for the three months ended September 30, 2016.

Liquidity

As of September 30, 2017, the Company had $45.8 million (December 31, 2016: $56.0 million) available in cash and cash equivalents. The following debt and capital lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Sept 30, 2017	Dec 31, 2016
Debt	402,879,854	453,213,106
Capital Leases	43,117,876	9,130,650
Total	445,997,730	462,343,756

In October 2017, we entered into a $15 million revolving credit facility, further enhancing our financial flexibility. The facility is available for drawdown in the fourth quarter.

Conference Call

The Company plans to have a conference call on November 1, 2017 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2017. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 8, 2017 at 877-344-7529 or 412-317-0088. Enter the passcode 10113800 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product / chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product / chemical tankers, building key long-term commercial relationships and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Sept 30, 2017	Dec 31, 2016
Current assets
Cash and cash equivalents	45,814,043	55,952,873
Receivables, trade	28,784,479	23,148,782
Working capital advances	3,450,000	3,300,000
Prepayments	1,014,020	803,003
Advances and deposits	5,019,298	3,136,362
Other receivables	-	82,636
Inventories	9,150,686	7,339,252
Total current assets	93,232,526	93,762,908

Non-current assets
Vessels and vessel equipment, net	760,280,172	785,461,415
Deferred drydock expenditure, net	4,127,718	3,232,293
Leasehold improvements, net	460,115	488,561
Other non-current assets, net	3,610,085	697,546
Total non-current assets	768,478,090	789,879,815

TOTAL ASSETS	861,710,616	883,642,723

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	17,790,162	14,448,043
Charter revenue received in advance	-	507,780
Other payables	51,113	5,354
Accrued interest on loans	1,919,970	2,067,991
Current portion of long-term debt	36,487,931	41,827,480
Current portion of capital lease obligations	3,299,099	159,028
Total current liabilities	59,548,275	59,015,676

Non-current liabilities
Non-current portion of long-term debt	366,391,923	411,385,626
Non-current portion of capital lease obligations	39,818,777	8,971,622
Total non-current liabilities	406,210,700	420,357,248

Equity
Share capital	340,613	340,613
Additional paid in capital	405,622,042	405,279,257
Treasury stock	(4,272,477)	(4,272,477)
Accumulated (deficit) / surplus	(5,738,537)	2,922,406
Total equity	395,951,641	404,269,799

TOTAL LIABILITIES AND EQUITY	861,710,616	883,642,723

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
REVENUE
Revenue	48,652,951	37,969,400	148,168,757	121,224,907

OPERATING EXPENSES
Commissions and voyage related costs	18,299,117	10,011,629	55,199,927	23,762,818
Vessel operating expenses	16,330,356	13,739,022	46,786,299	40,290,408
Depreciation	8,638,739	7,340,499	25,625,382	21,578,136
Amortization of deferred drydock expenditure	771,037	771,282	1,971,213	2,050,091
General and administrative expenses
Corporate	3,244,179	3,554,134	9,484,195	10,030,701
Commercial and chartering	703,583	470,155	2,012,334	1,235,947
Total operating expenses	47,987,011	35,886,721	141,079,350	98,948,101

Operating Income	665,940	2,082,679	7,089,407	22,276,806

Interest expense and finance costs	(5,425,243)	(3,901,112)	(16,029,527)	(12,294,821)
Interest income	136,198	66,174	327,016	107,425
Gain on disposal of vessels	-	-	-	451,962
Loss on asset held for sale	-	(3,028,416)	-	(3,028,416)

(Loss) / income before taxes	(4,623,105)	(4,780,675)	(8,613,104)	7,512,956

Income tax	(16,500)	(19,250)	(47,839)	(77,250)

Net (loss) / income	(4,639,605)	(4,799,925)	(8,660,943)	7,435,706

(Loss) / Earnings per share, basic and diluted	(0.14)	(0.14)	(0.26)	0.26
(Loss) / Earnings per share from continuing operations(1)	(0.14)	(0.05)	(0.26)	0.35
Weighted average number of shares outstanding, basic and diluted	33,575,610	33,518,013	33,575,610	28,988,963

(1)	Earnings per share from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section below.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Nine months ended
	Sept 30, 2017	Sept 30, 2016
OPERATING ACTIVITIES
Net (loss) / income	(8,660,943)	7,435,706
Non-cash items:
Depreciation	25,625,383	21,578,136
Amortization of deferred drydock expenditure	1,971,213	2,050,091
Share based compensation	342,785	978,672
Loss on disposal of vessels	-	2,576,454
Amortization of deferred finance charges	2,423,720	2,072,562
Changes in operating assets and liabilities:
Receivables, trade	(5,635,697)	4,719,464
Working capital advances	(150,000)	375,000
Prepayments	(211,017)	(27,201)
Advances and deposits	(1,882,936)	(2,970,488)
Other receivables	82,636	918
Inventories	(1,811,434)	(2,618,531)
Payables, trade	3,342,119	(1,243,784)
Charter revenue received in advance	(507,780)	417,050
Other payables	45,759	(33,133)
Accrued interest on loans	(148,021)	147,001
Deferred drydock expenditure	(2,866,638)	(2,899,096)
Net cash provided by operating activities	11,959,149	32,558,821

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(259,035)	(145,533,463)
Net proceeds from sale of vessels	-	37,612,414
Deposit for vessel acquisition	-	(2,775,000)
Payments for leasehold improvements	(12,277)	(493,100)
Payments for other non-current assets	(176,917)	(345,993)
Net cash used in investing activities	(448,229)	(111,535,142)

FINANCING ACTIVITIES
Proceeds from long-term debt	-	92,636,000
Repayments of long-term debt	(52,551,675)	(19,698,260)
Proceeds from capital leases	33,118,525	-
Repayments of capital leases	(1,393,373)	(27,097,348)
Payments for deferred finance charges	(823,227)	(5,774,351)
Net proceeds from equity offering	-	64,119,332
Repurchase of common stock	-	(2,993,931)
Payment of dividend	-	(9,354,022)
Net cash (used in) / provided by financing activities	(21,649,750)	91,837,420

Net (decrease) / increase in cash and cash equivalents	(10,138,830)	12,861,099

Cash and cash equivalents at the beginning of the year	55,952,873	40,109,382

Cash and cash equivalents at the end of the period	45,814,043	52,970,481

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
EBITDA (1)	10,075,716	7,166,044	34,686,002	43,328,579

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	12,376	13,889	12,751	15,796

Fleet operating costs per day (3)	6,157	6,147	5,923	6,030
Technical management fees per day (4)	381	394	385	255
	6,538	6,541	6,308	6,285

MR Tankers Spot & Pool TCE per day (2)	12,970	13,284	13,341	15,944

MR Tankers Eco-Design
TCE per day (2)	12,938	14,769	13,190	16,543
Vessel operating costs per day (5)	6,341	6,727	6,190	6,113

MR Tankers Eco-Mod
TCE per day (2)	12,534	12,258	12,913	15,141
Vessel operating costs per day (5)	7,175	6,676	6,583	6,563

Prod/Chem Tankers Eco-Design (25k - 37k Dwt)
TCE per day (2)	10,768	14,432	11,468	16,542
Vessel operating costs per day (5)	6,392	6,240	6,330	6,195

FLEET
Upgrades and enhancements expensed	90,840	87,993	289,309	448,817

Average number of owned operating vessels	27.0	22.7	27.0	23.1

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred, including all commissions and pool administration fees. For MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation Fleet List as at November 1, 2017

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,568

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA and earnings per share from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance. Earnings per share from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

These non-GAAP measures are presented in this press release as the Company believes that it provides investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net (loss) / income to EBITDA	Three months ended		Nine months ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016

Net (loss) / income	(4,639,605)	(4,799,925)	(8,660,943)	7,435,706
Interest income	(136,198)	(66,174)	(327,016)	(107,425)
Interest expense and finance costs	5,425,243	3,901,112	16,029,527	12,294,821
Income tax	16,500	19,250	47,839	77,250
Depreciation	8,638,739	7,340,499	25,625,382	21,578,136
Amortization of deferred drydock expenditure	771,037	771,282	1,971,213	2,050,091
EBITDA	10,075,716	7,166,044	34,686,002	43,328,579

Gain on disposal of vessels	-	-	-	451,962
Loss on book value of assets held for sale	-	(3,028,416)	-	(3,028,416)
ADJUSTED EBITDA	10,075,716	10,194,460	34,686,002	45,905,033

Earnings per share from continuing operations	Three months ended		Nine months ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016

Net (loss) / income	(4,639,605)	(4,799,925)	(8,660,943)	7,435,706
Gain on disposal of vessels	-	-	-	451,962
Loss on book value of assets held for sale	-	(3,028,416)	-	(3,028,416)
Adjusted net (loss) / income	(4,639,605)	(1,771,509)	(8,660,943)	10,012,160

EPS from continuing operations	(0.14)	(0.05)	(0.26)	0.35
Weighted average number of shares	33,575,610	33,518,013	33,575,610	28,988,963

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com